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                                                                      EXHIBIT 11

             [MILBERG WEISS BERSHAD HYNES & LERACH LLP LETTERHEAD]

                                August 17, 1999

Board of Directors                                                 VIA FACSIMILE
Sibia Neurosciences, Inc.                                          -------------
c/o William E. Grauer                                               858/453-3555
COOLEY GODWARD, LLP
4365 Executive Drive
Suite 1200
San Diego, CA 92121

     Re: Pellinger v. Sibia Neurosciences, Inc. et al

Dear Board Members:

     As you know, we represent the plaintiff in the action Pellinger v. Sibia Neurosciences, Inc., et al, filed in the Superior Court of California for the County of San Diego on August 16, 1999. The class action lawsuit alleges that the directors of Sibia Neurosciences, Inc. ("Sibia" or the "Company") have breached their fiduciary duty owed to plaintiff and the Company's public shareholders. For example, Sibia's Board of Directors voted to proceed with an offer to be acquired by Merck & Company for an offer price of $8.50 per share instead of properly considering superior offers by other companies who are interested in acquiring Sibia. As such, the Board of Directors breached the fiduciary duty owed to Sibia's shareholders by failing to make efforts to obtain a higher offer for Sibia shareholders. Additionally, Sibia's Board agreed to substantial defensive measures designed to deter potential acquirers from making unsolicited superior offers to acquire Sibia.

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Board of Directors
August 17, 1999
Page 2


     Pursuant to applicable law, the Company's Board of Directors have a fiduciary responsibility to secure a transaction that will offer the best value reasonably available to Sibia's shareholders. In this regard, we demand that the Company's Board of Directors adopt and implement a procedural process, such as an auction, to obtain the highest possible price reasonably available for the Company's shares. We also demand that Sibia's Directors make all efforts to suspend the tender offer which is set to expire on September 2, 1999 and rescind the defensive measures contained in the merger agreement with Merck & Company, including the termination fee, the no-shop provision, and the notice provision.

     The above demands are in accord with the Board's fiduciary obligations and will help to ensure that the defendants comply with their fiduciary obligations and that shareholders are presented with the transaction offering the best value reasonably available.

                                    Very truly yours,

                                    /s/ RANDALL J. BARON
                                    -----------------------
                                    RANDALL J. BARON


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